October 29, 2019

Garett Parsons
Chief Executive Officer
Artificial Intelligence Technology Solutions Inc.
1 East Liberty, 6th Floor
Reno, NV 89501

       Re: Artificial Intelligence Technology Solutions Inc.
           Form 8-K Filed October 16, 2019
           File No. 000-55079

Dear Mr. Parsons:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing